Parnell Pharmaceuticals Holdings Ltd

Unit 4, Century Estate
476 Gardeners Road
Alexandria 2015 NSW
Australia

June 13, 2014

Via Edgar and Email

U.S. Securities and Exchange Commission

100 F Street, NE

Mail Stop 3720

Division of Corporation Finance

Washington, DC 20549-2000

Attention:	Larry Spirgel
Assistant Director

Re:	Parnell Pharmaceuticals Holdings Ltd
Amendment No. 2 to Registration Statement on Form F-1
Filed June 9, 2014
File No. 333-196065

Dear Mr. Spirgel:

This letter is submitted on behalf of Parnell Pharmaceutical Holdings Pty Ltd (“Parnell” or the “Company”) in response to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the above-referenced filing, as set forth in your letter dated June 12, 2014 (the “Comment Letter”).

Concurrently with this letter, the Company is publicly filing with the Commission Amendment No. 4 to the Registration Statement (“Amendment No. 4”). A marked copy of Amendment No. 4 indicating changes from Amendment No.2 to the Registration Statement is enclosed. This letter restates the numbered comments of the Staff, and the discussion set out below each comment is the Company's response. Page references in this letter are to page numbers in Amendment No. 4.

Risk Factors, page 15

We are subject to export control laws, customs laws, sanctions laws and other laws governing our operations, including economic trade sanctions administered and enforced by the U.S. Department of Treasury’s Office of Foreign Assets Control., page 33

1. You state on page 33 of your amended Form F-1 filed June 9, 2014 that you sell a substantial portion of your products to distributors who, in turn, sell the products throughout the world, and may sell your products to certain OFAC targeted foreign countries, entities and individuals, including Iran. On page 73 of your amended Form F1, you state that you utilize marketing partners in the Middle East and Africa, and that you intend to enter the Latin American market. Cuba, Iran, Sudan and Syria, countries located in those regions, are designated by the U.S. Department of State as state sponsors of terrorism, and are subject to U.S. economic sanctions and export controls.

U.S. Securities and Exchange Commission

June 13, 2014

Page Two

Please describe to us the nature and extent of your past, current, and anticipated contacts with Cuba, Iran, Sudan and Syria, if any, including contacts through subsidiaries, affiliates, distributors, partners, customers or other indirect arrangements. Your response should describe any services, products, information or technology you have provided to Cuba, Iran, Sudan or Syria, directly or indirectly, and any agreements, commercial arrangements, or other contacts you have had with the governments of those countries or entities controlled by their governments.

Response: The Company acknowledges the Staff’s comment and advises that the Company and its subsidiaries and affiliates have no past, current or anticipated direct contacts with Cuba, Iran, Sudan nor Syria.  To the Company’s knowledge, none of its distributors, partners or customers provide services, products, information or technology to the governments of those countries nor to any entities controlled by those governments.  The Company sells its hormone products to distributors in surrounding countries such as the UAE and believes that one of its distributors in Dubai previously resold the Company’s hormone products to veterinarians and farmers in Iran.  All of the Company’s products are manufactured in the Company’s manufacturing facility located in Sydney, Australia and do not transit through the United States in the distribution chain.  The Company does not sell or otherwise distribute its technology offerings through this (or any) distributor.

2. With regard to your reference to possible sales by distributors of your products into “certain” OFAC targeted foreign countries, it appears that the distribution agreement filed as Exhibit 10.2 to the registration statement does not restrict sales into any of the countries that are subject to economic sanctions administered by OFAC. Please advise or revise the disclosure to make clear that your distributors may sell to OFAC targeted countries, without using the limiting word “certain,” as appropriate.

Response: The Company acknowledges the Staff’s comment and has updated its disclosure on page 33 of Amendment No. 4 to clarify that distributors may sell to OFAC targeted countries.

3. Please discuss the materiality of any contacts with Cuba, Iran, Sudan and Syria described in response to the foregoing comments, and whether those contacts constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any associated revenues, assets, and liabilities for the last two fiscal years and the subsequent interim period. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company’s reputation and share value. As you may know, various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. Your materiality analysis should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Cuba, Iran, Sudan and Syria.

U.S. Securities and Exchange Commission

June 13, 2014

Page Three

Response: The Company acknowledges the Staff’s comment and advises that the Company does not directly sell products to any government of or entity controlled by the government of Cuba, Iran, Sudan or Syria and has no operations associated with those countries.  The Company believes that one of its distributors based in Dubai previously resold the Company’s hormone products to customers located in Iran.  This distributor represented approximately $0.2 million of the Company’s annual revenue for the year ended June 30, 2013, $0.3 million of the Company’s annual revenue for the year ended June 30, 2012 and $0.1 million of the Company’s revenues for the nine months ended March 31, 2014.  The Company does not know what percentage of this distributor’s purchases from the Company may have been resold to veterinarians and farmers in Iran. The Company does not have any long-term written agreement with this distributor.  The Company believes this distributor represents an immaterial percentage of the Company’s annual revenue and with the continuing expansion of the Company’s sales in other regions such as the United States, the Company expects such percentage to decline even further in the future.  As a result, the Company does not believe a material investment risk for its security holders exists.

Exhibit 5.1, Opinion of Atanaskovic Hartnell

4. Please tell us whether your corporate conversion from a proprietary company limited by shares to that of a public company limited by shares was effective at the time counsel issued its opinion. If not, please explain to us how the corporate conversion would impact counsel’s opinion on the legality of the shares being offered by the company.

Response: The Company acknowledges the Staff’s comment and advises that the corporate conversion from a proprietary company limited by shares to that of a public company limited by shares was effected on June 6, 2014 (Australian time), and was therefore effective as at the date counsel issued its opinion.

5. Please have counsel date its opinion letter.

Response: The Company acknowledges the Staff’s comment and has dated its counsel’s revised Exhibit 5.1 to reflect the date of counsel’s opinion.

6. Please have counsel revise its opinion to recognize that the shares being offered by the selling shareholders are already outstanding and fully paid. In this regard, we would expect the opinion to state that the shares “are” – and not “will be” – legally issued, fully paid and non-assessable For guidance, please refer to Section II.B.2.h of Staff Legal Bulletin No. 19, Legality of Tax Opinions in Registered Offerings, available on our website at http://www.sec.gov/interps/legal.shtml.

Response: The Company acknowledges the Staff’s comment and advises that counsel has revised its opinion in accordance with SEC Staff Legal Bulletin No. 19 and in recognition that the ordinary shares being offered by the selling shareholders are already outstanding and fully paid.

U.S. Securities and Exchange Commission

June 13, 2014

Page Four

The Company appreciate the Staff's attention to the review of the registration statement. Please do not hesitate to contact me at: (913) 312-0791 if you have any questions regarding this letter or Amendment No. 4.

Sincerely, Parnell Pharmaceuticals Holdings Ltd /s/ Robert T. Joseph Robert T. Joseph President and Chief Executive Officer

cc:	Via E-mail
Andrew Gilbert, Esq., DLA Piper LLP (US)
David Schwartz, Esq., DLA Piper LLP (US)
Donald Murray, Esq., Covington & Burling, LLP